Exhibit 99.9

SHAREHOLDERS’ AGM CONVENED ON APRIL 16, 2020 AT 12:00 noon CEST at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (NL)

PROXY FORM

To be sent to and to be received by: Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for FCA N.V., by 11:00 p.m. CEST on April 9, 2020 by mail or by Fax (+39 011 0923202) or by e-mail (fca@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ AGM of FCA N.V.. Alternatively the Shareholder can vote online through the company website

(www.fcagroup.com/Investors/Stock Info&Shareholder Corner/Shareholder Meetings).

Mandatory information *

THE UNDERSIGNED*
Date of birth * Place of birth * Resident in (town/city) *
At (street address) * Italian Tax Code*
Telephone no. * e-mail
entitled to vote at the close of business of March 19, 2020 (record date) as (1):
☐ registered shareholder ☐ legal representative or agent with authority to sub-delegate ☐ Pledgee ☐ Taker-in
☐ Beneficial interest holder ☐ official receiver ☐ manager ☐ other (specify)
for no. * FCA common shares
(2) registered in the name of
Date of birth * Place of birth * Resident in (town/city) *
At (street address) *	Italian tax Code
Registered in the securities account (3) no. At Bank code (ABI) Branch code (CAB)
as resulting from communication no. (4) Made by (Bank)

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated,

ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals.

DATE                     Form of identification (5) (type)*         Issued by *                                              no. *                     SIGNATURE

1)	Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.
2)	To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.
3)	Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.
4)	Reference to the communication made by the intermediary and its name.
5)	Provide details of a valid form of identification of the proxy signatory.

SHAREHOLDERS’ AGM CONVENED ON APRIL 16, 2020 AT 12:00 noon CEST at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (NL)

VOTING INSTRUCTIONS FORM

The Undersigned

INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows

RESOLUTIONS OF THE AGENDA TO BE VOTED	VOTE (Please tick as appropriate)
2.c. Remuneration Report 2019 (advisory voting)	For	Against	Abstain
2.d. Adoption of the 2019 Annual Accounts	For	Against	Abstain
2.e. Approval of the 2019 dividend	For	Against	Abstain
2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2019	For	Against	Abstain
3.a. Re-appointment of John Elkann (executive director)	For	Against	Abstain
3.b. Re-appointment of Michael Manley (executive director)	For	Against	Abstain
3.c. Re-appointment of Richard K. Palmer (executive director)	For	Against	Abstain
4.a. Re-appointment of Ronald L. Thompson (non-executive director)	For	Against	Abstain
4.b. Re-appointment of John Abbott (non-executive director)	For	Against	Abstain
4.c. Re-appointment of Andrea Agnelli (non-executive director)	For	Against	Abstain
4.d. Re-appointment of Tiberto Brandolini d’Adda (non-executive director)	For	Against	Abstain
4.e. Re-appointment of Glenn Earle (non-executive director)	For	Against	Abstain
4.f. Re-appointment of Valerie A. Mars (non-executive director)	For	Against	Abstain
4.g. Re-appointment of Michelangelo A. Volpi (non-executive director)	For	Against	Abstain
4.h. Re-appointment of Patience Wheatcroft (non-executive director)	For	Against	Abstain
4.i. Re-appointment of Ermenegildo Zegna (non-executive director)	For	Against	Abstain
5. Proposal to appoint Ernst & Young Accountants LLP as the Company’s independent auditor	For	Against	Abstain

6.1.  Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association

	For	Against	Abstain

6.2.  Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emptive rights for common shares as provided for in article 7 of the Company’s articles of association

	For	Against	Abstain

SHAREHOLDERS’ AGM CONVENED ON APRIL 16, 2020 AT 12:00 noon CEST at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (NL)

6.3.  Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association

	For	Against	Abstain
7. Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association	For	Against	Abstain
8. Amendment of the remuneration policy of the Board of Directors	For	Against	Abstain
9. Amendment of the special voting shares’ terms and conditions	For	Against	Abstain

SIGNATURE

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